UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Forty Seven, Inc.

(Name of Subject Company)

Forty Seven, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

34983P 104

(CUSIP Number of Class of Securities)

Mark A. McCamish, M.D.

President and Chief Executive Officer

Forty Seven, Inc.

1490 O’Brien Drive, Suite A

Menlo Park, California 94025

(650) 352-4150

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jamie Leigh

Eric C. Jensen
John T. McKenna
Ben Beerle
Cooley LLP
101 California St, 5th Floor
San Francisco, CA 94111
(415) 693-2000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Forty Seven, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on March 10, 2020, relating to the tender offer by Toro Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares” and each, a “Share”) at a price per Share of $95.50, net to the seller in cash, without interest and subject to any withholding of tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2020, as it may be amended or supplemented from time to time, and the related Letter of Transmittal, as it may be amended or supplemented from time to time (together with the Offer to Purchase, the “Offer”).  Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3.  This Amendment No. 3 is being filed to reflect certain updates as set forth below.

Item 8.   Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and restated by deleting the sentence under the section entitled “Legal Proceedings” on page 41 and replacing it with the following paragraphs:

“On March 16, 17 and 20, 2020, three complaints were filed in federal courts by purported stockholders of the Company regarding the Merger. The first complaint, filed on an individual basis by the plaintiff, is captioned Stephen Bushansky v. Forty Seven, Inc., et al., No. 3:20-cv-01853 (N.D. Cal. filed Mar. 16, 2020). The second complaint, filed as a putative class action, is captioned Joseph Post v. Forty Seven, Inc., et al., No. 1:20-cv-00377 (D. Del. filed Mar. 17, 2020). The third complaint, filed on an individual basis by the plaintiff, is captioned Jason Augustine v. Forty Seven, Inc., et al., No. 5:20-cv-01978 (N.D. Cal. filed Mar. 20, 2020) (collectively, the “Federal Complaints”). The Federal Complaints name as defendants the Company and each member of the Company Board. The Post complaint additionally names as defendants Gilead and Purchaser. The Federal Complaints allege violations of Section 14(e) of the Exchange Act against all defendants, and assert violations of Section 20(a) of the Exchange Act against the individual defendants. The Post complaint additionally alleges a violation of Section 14(d) of the Exchange Act against all defendants and a violation of Section 20(a) of the Exchange Act against Gilead and Purchaser. The plaintiffs contend that the Schedule 14D-9 omitted or misrepresented material information regarding the Merger. The Federal Complaints seek (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; and (iii) an award of plaintiff’s expenses and attorneys’ fees. The Post complaint additionally seeks dissemination of a recommendation statement that discloses certain information requested by that plaintiff. The Company and the individual defendants believe the claims asserted in the Federal Complaints are without merit.

On March 20, 2020, a putative class action complaint was filed in state court by a purported stockholder of the Company regarding the Merger, captioned Darryl Hawkins v. Forty Seven, Inc., et al., case number pending (Cal. Super. Ct., San Mateo, filed Mar. 20, 2020). The Hawkins complaint names as defendants the Company and certain members of the Company Board. The Hawkins complaint alleges breach of fiduciary duty claims against the individual defendants and an aiding and abetting breach of fiduciary duty claim against the Company. The plaintiff contends that the Transactions are unfair and undervalue the Company, and that the Schedule 14D-9 omitted or misrepresented material information regarding the Merger. The Hawkins complaint seeks (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; (iii) injunctive relief directing the individual defendants to commence a sale process; (iv) an accounting of purported damages; and (v) an award of plaintiff’s expenses and attorneys’ fees, and the Augustine complaint seeks and accounting of purported damages. The Company and the individual defendants believe the claims asserted in the Hawkins complaint are without merit.

Additional lawsuits may be filed against the Company, the Company Board, Gilead and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORTY SEVEN, INC.

Dated: March 23, 2020	By:	/s/ Ann D. Rhoads
Name: Ann D. Rhoads
Title: Chief Financial Officer